Exhibit 99.1

HUYA Inc. Files 2018 Annual Report on Form 20-F

GUANGZHOU, China, April 26, 2019 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced it filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the United States Securities and Exchange Commission (the “SEC”) on April 26, 2019. The annual report on Form 20-F can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.huya.com.

The Company will provide a hard copy of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@huya.com or the Company’s Investor Relations Department at HUYA Inc., Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit http://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-8212-0509

E-mail: ir@huya.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com